October 13, 2023

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cuprina Holdings (Cayman) Limited
Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, Cuprina Holdings (Cayman) Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit herewith a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering (the “Offering”) in the United States of the Company’s class A ordinary shares via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

Financial Statements

The Company has included in this submission its audited consolidated financial statements as of December 31, 2021 and 2022 and for each of the years in two-year period ended December 31, 2022. Prior to the first public filing of the Draft Registration Statement, the Company will amend it to include interim financial statements as required under Item 8 of Form 20-F.

***

Partners: Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#, William Ho, David Liao, Charles Mo, Billy Wong, and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California), Alice Huang (California), Mathew Lewis (New York), Louise Liu (New York), Vivien Yu (New South Wales), and Ning Zhang (New York)

*China-Appointed Attesting Officer #Notary Public of Hong Kong	19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	+852.3551.8500 +852.3006.4346

October 13, 2023

On behalf of the Company, we appreciate your attention to this matter. If you have any questions regarding the Draft Registration Statement or wish to discuss any matters with respect to the confidential submission, please contact the undersigned by phone at +852.3551.8500 or via e-mail at ProjectLuna@morganlewis.com.

Very truly yours

By:	/s/ Mathew Lewis
Mathew Lewis
Partner

cc:	David Quek Yong Qi, Director and Chief Executive Officer, Cuprina Holdings (Cayman) Limited
Chan Tat Jing, Financial Controller, Cuprina Holdings (Cayman) Limited
Michael J. Blankenship, Esq., Winston & Strawn LLP